UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Cardlytics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

14161W105

(CUSIP Number)

CLIFFORD SOSIN

CAS INVESTMENT PARTNERS, LLC

8 Wright Street, Suite 107

Westport, CT 06880

(212) 804-7660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CAS INVESTMENT PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,419,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,419,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,419,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO, IA

2

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN MASTER, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,230,250
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,230,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,230,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CSWR PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,189,483
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,189,483
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,189,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

SOSIN LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,419,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,419,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,419,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 14161W105

1	NAME OF REPORTING PERSON

CLIFFORD SOSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,419,733
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,419,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,419,733
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.2%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 14161W105

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Sosin Master and CSWR were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,230,250 Shares directly beneficially owned by Sosin Master is approximately $141,349,574, including brokerage commissions. The aggregate purchase price of the 2,189,483 Shares directly beneficially owned by CSWR is approximately $67,076,060, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,783,041 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2024.

A.	Sosin Master
(a)	As of the close of business on July 2, 2024, Sosin Master directly beneficially owned 4,230,250 Shares.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,230,250
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,230,250

(c)	The transactions in the Shares by Sosin Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Additionally, on June 28, 2024, Sosin Master engaged in a pro rata distribution of 45,126 Shares it beneficially owned to its partners for no consideration.
B.	CSWR
(a)	As of the close of business on July 2, 2024, CSWR directly beneficially owned 2,189,483 Shares.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,189,483
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,189,483

7

CUSIP No. 14161W105

(c)	The transactions in the Shares by CSWR during the past sixty days are set forth in Schedule A and is incorporated herein by reference.
C.	CAS Investment
(a)	As the investment manager of Sosin Master and CSWR, CAS Investment may be deemed the beneficial owner of the (i) 4,230,250 Shares owned by Sosin Master and (ii) 2,189,483 Shares owned CSWR.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,419,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,419,733

(c)	CAS Investment has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sosin Master and CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Sosin LLC
(a)	Sosin LLC, as the general partner of Sosin Master and CSWR, may be deemed the beneficial owner of the (i) 4,230,250 Shares owned by Sosin Master and (ii) 2,189,483 Shares owned CSWR.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,419,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,419,733

(c)	Sosin LLC has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sosin Master and CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Sosin
(a)	Mr. Sosin, as the managing member of CAS Investment, may be deemed the beneficial owner of the (i) 4,230,250 Shares owned by Sosin Master and (ii) 2,189,483 Shares owned CSWR.

Percentage: Approximately 13.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,419,733
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,419,733

8

CUSIP No. 14161W105

(c)	Mr. Sosin has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Sosin Master and CSWR during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 9, 2024, Sosin Master purchased an additional $2,712,366 aggregate principal amount of the Issuer’s 4.25% convertible senior notes due 2029 (the “Notes”) and CSWR purchased an additional $1,287,634 aggregate principal amount of the Notes. As the Issuer has the option, at its sole discretion, to settle conversions of the Notes in cash, Shares or a combination of cash and Shares, the Reporting Persons are not deemed to be beneficial owners of any Shares underlying the Notes as the Reporting Persons do not have the right to acquire such underlying Shares.

9

CUSIP No. 14161W105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2024

CAS INVESTMENT PARTNERS, LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member

SOSIN MASTER, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP

CSWR PARTNERS, LP

By:	Sosin, LLC
Its:	General Partner

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of CSWR Partners, LP

SOSIN LLC

By:	/s/ Clifford Sosin
	Name:	Clifford Sosin
	Title:	Managing Member of CAS Investment Partners, LLC, Investment Adviser of Sosin Master, LP and CSWR Partners, LP

CLIFFORD SOSIN

/s/ Clifford Sosin

10

CUSIP No. 14161W105

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

SOSIN MASTER, LP

Purchase of Common Stock	151,108	8.7275	05/09/2024
Purchase of Common Stock	67,159	8.7854	05/10/2024
Purchase of Common Stock	2,516	8.9860	05/13/2024

CSWR PARTNERS, LP

Purchase of Common Stock	73,892	8.7275	05/09/2024
Purchase of Common Stock	32,841	8.7854	05/10/2024
Purchase of Common Stock	1,230	8.9860	05/13/2024